111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.4011 www.shefskylaw.com

Jeremy Stonehill Direct: (312) 836-4032 Facsimile: (312) 275-7609 E-mail: jstonehill@shefskylaw.com In Reference to 028620-00001

August 24, 2009

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Comment Letter, dated August 11, 2009:

Vitacost.com, Inc. (the “Company”)

Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 3”), File No. 333-143926

Filed July 28, 2009

Dear Mr. Owings:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter, dated August 11, 2009. We are filing concurrent herewith Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) and are including a marked copy highlighting the changes made to Amendment No. 5.

The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses under each comment.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	Considering the likelihood that healthcare reform legislation will be implemented by Congress at some point in the near future, please revise your registration statement, as applicable, to address how such legislation may impact your business.

Mr. H. Christopher Owings

August 24, 2009

Response:    We have revised the Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Influencing Future Operating Results sections of the Registration Statement to address this comment.

2.	We note your response to comment five of our July 10, 2009 letter and the materials you have provided in support of your third-party statements. In this regard, please tell us why you believe the statement on page 51 that “78% of U.S. consumers take an interest in health or wellness,” is supported by the materials you provide when you include in this percentage what the reports describes as “fence sitters.”

Response:    We included “fence sitters” in this statement because according to NMI, fence sitters do “take an interest in health or wellness.” Although the fence sitters make up the segment of the 78% that is least likely to use dietary supplements, they are also cited in the report to exhibit “middle of the road usage of health related foods/beverages.” As a result, we included fence sitters because in addition to dietary supplements, we also sell other health and wellness products that fence sitters may be interested in purchasing given the middle of the road usage fence sitters exhibit. Moreover, 79% of U.S. physicians and 82% of U.S. nurses recommend dietary supplements to their patients, according to CRN Health Care Professionals (HCP) impact study. We are filing this study as Annex A hereto and have revised disclosure on page 52 of the Registration Statement to include this statistic.

Summary, page 1

Our Business, page 1

3.	We note that the supplemental material you provided in response to comment three of our July 10, 2009 letter provides your ranking in terms of revenue. In light of this, please expand your disclosure to clarify the factors by which you consider yourself a “leading” online retailer.

Response:    We have revised our disclosure to add that we are a leading online retailer “based on annual sales volume.”

Manufacturing, page 57

4.	We reissue comment 22 of our July 10, 2009 letter, in part. Please revise your disclosure to provide the names of the four manufacturers you identify in the fourth full paragraph on page 57.

Response:    We have revised the disclosure to provide the names of the four manufacturers we identify in this section and to correct the principal location of one manufacturer.

Mr. H. Christopher Owings

August 24, 2009

Executive Compensation

Determining the Amount of Each Element of Compensation, page 76

5.	We note your response to comment 26 of our July 10, 2009 letter where you indicate that you have omitted budgeted revenue and budgeted EBITDA and other targets because you believe such information is confidential. First, please tell us what the “other targets” constitute with a view to understanding why you believe they should be kept confidential. Second, with respect to those targets you have identified, we do not believe your response sufficiently explains why budgeted revenue and budgeted EBITDA would cause competitive harm; in this regard, we note that types of targets do not appear to cover information that would be appropriate to grant confidential treatment. Please revise your response to explain in sufficient detail why you believe disclosure of these targets would cause competitive harm.

Response:    As set forth in the footnotes to the table on page 80, the “other targets” include gross margin goals and marketing expenses as a percentage of revenues. We have revised this section to disclose the financial targets.

6.	We note your response to comment 27 of our July 10, 2009 letter. Please revise your disclosure to explain how you determine how much of the bonus is allocated between achievement of your financial and nonfinancial goals. Your footnote disclosure to the table that appears on page 78 would seem to indicate that such bonuses were based exclusively upon achievement of financial goals; if true, please state that nonfinancial goals were not taken into account at all in 2008.

Response:    We have revised the disclosure to explain how much of a bonus is allocated between the achievement of financial and nonfinancial goals. As stated in footnote 3 to the table on page 80, the bonus award to Mr. Hirsch, the Company’s Vice President of Information Technology, was based on both financial and nonfinancial goals. As stated in footnotes 1 and 2, all other bonuses were based entirely on financial goals. We respectfully submit that the footnotes clearly indicate whether the incentive pay was based on financial or nonfinancial goals.

Executive Equity Ownership, page 79

7.	You state in your response to comment 28 of our July 10, 2009 letter that only options granted to your CEO and CFO vested immediately, but your disclosure in the first paragraph on page 79 indicates that the options granted to your Vice President Marketing also vested immediately. Please revise or advise.

Response:    Our Vice President Marketing received immediately vesting options and, as such, the disclosure on page 81 of the Registration Statement is accurate. We erroneously did not include her options in our response to comment 28. We regret the error and hereby amend our response to provide that our CEO, CFO and Vice President Marketing received options that vested immediately in 2008.

Mr. H. Christopher Owings

August 24, 2009

Consolidated Financial Statements for the Year Ended December 31, 2008, page F-1

8.	Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Response:    We have revised the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

9.	Please file an updated consent from your independent registered public accounting firm. Refer to Item 601(b)(23) of Regulation S-K.

Response:    We have filed an updated consent from the Company’s independent registered public accounting firm.

Please contact the undersigned at (312) 836-4032 with any questions or comments you may have regarding this letter or the amendment.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Jeremy Stonehill
Jeremy Stonehill

ANNEX A

Because suppliers pass along price increases to manufacturers, companies are finding it “more difficult to offer a value proposition to consumers,” said Craig Cameron, president and CEO of Natrol. “Manufacturers will need to assess their individual businesses to see how best to respond to price increases from suppliers. Consumers will see some impact at the shelf in terms of price. This makes it even more important for companies to establish brand loyalty.” Still, Cameron said he believes people will continue to increasingly turn to supplements, even if they do end up costing a little it more in the future. “With the rising cost of prescription drugs, U.S. consumers will look to prevention—with natural products [serving] as a first line of defense against the rising cost of healthcare.”

Beyond rising prices, the U.S. supplement industry seems to be facing a slow-down in ingredient innovation. “The industry is somewhat stagnant on new trends,” Kolb said. “The fundamental issue is that it is very difficult for raw material manufacturers to survive in such a low-cost, low-margin ball game. There are not a lot of funds available for research and development or for clinical research for new ingredients.”

Figure 1-4 U.S. Supplement Sales by Channel in 2006-2007

Sales Channel	2006	2007	2007 Growth
Retail-Natural Health Food & Specialty	8,229	8,682	5.5%
Retail-Mass Market	6,178	6,526	5.6%
Mail Order	1,332	1,370	2.8%
Multi- Level	4,391	4,550	3.6%
Practitioner	1,677	1,844	10.0%
Internet	598	747	24.8%

Total Supplements	22,405	23,718	5.9%

Source:	Nutrition Business Journal estimates

NBJ: Future Remains Bright for U.S. Nutrition Industry

NBJ continues to forecast solid—albeit slower—growth for the U.S. nutrition industry, which we expect will generate a compound annual growth rate (CAGR) of 7.2% between 2008 and 2013. (Extended forecasts through 2017 available in product chapters below) Natural & organic foods and N&OPC personal care and household products will serve as the primary drivers of this growth, as mainstream consumer demand for these products continues to expand over the next five years. NBJ is forecasting a CAGR of more than 10% for both natural & organic foods and N&OPC personal care and household products between now and 2013.

Although likely to slow a bit, supplement sales growth is expected to continue into the foreseeable future as well. NBJ anticipates a 5% CAGR for total supplement sales over the next five years—with sports nutrition products expanding the most (7.6%), followed by specialty supplements (7.5%). The functional food category is expected to slow the most over the next several years. In fact, NBJ is forecasting a CAGR of just 5% for functional foods and beverages between 2008 and 2013.

On the sales channel front, NBJ predicts the Internet and practitioner channels will experience continued double-digit growth over the next several years. The increased availability of healthcare and nutrition information on the Internet is likely to drive Web sales, while the growing acceptance of supplements by the medical establishment would act as a growth accelerator for practitioner channel sales. Already, 79% of U.S. physicians and 82% of U.S. nurses recommend dietary supplements to their patients, according to CRN’s Healthcare Professionals (HCP) Impact Study. The study also found that 72% of physicians and 89% of nurses personally use vitamin, mineral, herbal and other supplements regularly, occasionally or seasonally.